Mail Stop 3561

February 14, 2008

Via U.S. Mail

Mr. Robert A. Whitman, Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

      Re: Franklin Covey Co.
               Form 10-K for the fiscal year ended August 31, 2007
               Filed November 14, 2007
               File No. 001-11107

Dear Mr. Whitman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief